

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2024

Zaichang Ye
Chief Executive Officer
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072
People's Republic of China

      Re: SunCar Technology Group Inc.
             Form 20-F for Fiscal Year Ended December 31, 2023
             File No. 1-41706

Dear Zaichang Ye:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.